Encana lowers costs and grows high margin production in the third quarter

Calgary, Alberta (November 12, 2015) TSX, NYSE: ECA

Encana continued to grow high margin production in each of its core four assets during the third quarter and took further decisive steps to lower its cost structures, manage its balance sheet and focus its portfolio. Highlights include:

•	liquids production up 10 percent from the second quarter and 35 percent year-over-year to 140,400 barrels per day (bbls/d), marking an eighth consecutive quarter of liquids growth
•	production from the company’s core four assets, the Permian, Eagle Ford, Duvernay and Montney, increased 12 percent over the second quarter to 249,300 barrels of oil equivalent per day (BOE/d)
•	cash flow increased by $190 million from the second quarter to $371 million
•	disciplined capital allocation with over 90 percent of capital invested in the company’s core four assets
•	reduced Permian horizontal drilling and completions costs by $2.0 million per well and Eagle Ford drilling and completion costs by $2.4 million per well since acquiring positions in both plays last year
•	announced agreements in August and October to divest its Haynesville and DJ Basin assets for a total cash consideration of $1.75 billion before closing adjustments; proceeds will be used to further strengthen the balance sheet and provide greater financial flexibility
•	under the agreement to sell its Haynesville natural gas assets (effective date of January 1, 2015), Encana will reduce its gathering and midstream commitments by $480 million on an undiscounted basis

“During the third quarter all aspects of our strategy came together to drive performance and deliver value,” said Doug Suttles, President & CEO. “Disciplined capital allocation in our core four assets, combined with fast-paced operational innovation, delivered sustainable performance improvements and grew high-margin, high-return liquids volumes, which helped offset the quarter-over-quarter impact of lower liquids prices.”

Total company production in the quarter averaged 398,300 BOE/d with Encana’s core four assets, the Permian, Eagle Ford, Duvernay and Montney, contributing 249,300 BOE/d or 63 percent. Third quarter liquids production was 140,400 bbls/d, up 10 percent from the second quarter and 35 percent year-over-year, marking an eighth consecutive quarter of liquids growth. Natural gas volumes averaged 1,547 million cubic feet per day (MMcf/d).

“Decisive action across the organization is continuously strengthening our business,” said Suttles. “We are capturing the benefits of an increasingly focused portfolio and disciplined capital program, as well as significant reductions in our cost structures, debt and interest expense. Encana is competitively positioned, delivering strong returns in today’s price environment with tremendous torque to any uplift in oil prices.”

Since launching its strategy two years ago, Encana has driven down corporate costs, such as interest and administrative expenses, by about $300 million per year. Excluding one-time interest payments on the early redemption of debt, interest expense has been reduced by $150 million per year over that time. These proactive cost reductions, combined with $2.8 billion in announced and completed divestitures and a C$1.44 billion bought deal offering in 2015, will strengthen the balance sheet and provide greater financial flexibility. Pending the closing of previously announced divestitures, by year-end 2015 Encana expects to have reduced debt by around $2.8 billion with no long-term debt maturities until 2019.

Encana remains on track to deliver its 2015 cash flow guidance of between $1.4 billion and $1.6 billion. The company generated third quarter cash flow of $371 million or $0.44 per share, up $190 million from the second quarter when Encana made a $165 million one-time outlay associated with the early redemption of long-term debt. This early debt redemption is expected to save Encana $200 million in gross interest expense.

In the third quarter, the company reported an operating loss of $24 million or $0.03 per share; and a net loss of $1.2 billion or $1.47 per share primarily due to a $1.1 billion non-cash, after-tax ceiling test impairment. Year-to-date, Encana has generated $1.0 billion in cash flow or $1.29 per share; an operating loss of $172 million or $0.21 per share; and a net loss of $4.6 billion or $5.59 per share, largely attributable to non-cash, after-tax ceiling test impairments of $3.6 billion.

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“Innovation is part of our culture and crucial to value creation,” added Suttles. “Our decision to invest in operational innovation, particularly in the Permian, has delivered rapid and sustainable performance improvements and invaluable technical insight. Our continuous testing of well spacing, completions design and simultaneous operations is driving down costs, delivering better wells and helping us quickly discover optimal well designs in each of our core four assets.”

To carry operational momentum into 2016, Encana has chosen to accelerate activity in the Permian originally scheduled for 2016 into the fourth quarter of this year, increasing its 2015 investment in the play by $150 million. Encana expects to conclude the year around the upper end of its 2015 capital guidance range of $2.2 billion.

Operating highlights:

Permian: Top tier operator after only 10 months in play

•	continued success in reducing drilling and completion costs, which are down $2.0 million per well in less than a year since entering the play
•	drilled latest pace-setting well in the Wolfcamp with a cycle time of 14 days
•	successful continuation of simultaneous operations with frac plugs drilled out on four wells simultaneously on the same pad
•	ran six 24-hour frac crews simultaneously over 10 days on six multi-well pads
•	drilled 17 net horizontal wells and 27 net vertical wells and brought 28 net horizontal wells and 30 net vertical wells on production
•	third quarter production of 45,700 BOE/d, up 28 and 42 percent from the second and first quarters respectively
•	expect to drill 36 net wells and bring 30 on production in the fourth quarter
•	on track to deliver fourth quarter production of 50,000 BOE/d
•	returns averaging more than 30 percent in 2015 based on October strip pricing

Eagle Ford: A great asset continues to outperform

•	continued success in reducing drilling and completion costs, which are down $2.4 million per well since entering the play in June 2014
•	completed upgrades to Patton Trust North facility, which when combined with the second quarter upgrades at Patton Trust South, increased gross production capacity by 30,000 bbls/d
•	drilled 10 net wells and brought 29 net wells on production
•	third quarter production of 54,000 BOE/d, up 18 and 29 percent from the second and first quarters respectively
•	expect to drill 14 net wells and bring seven on production in the fourth quarter
•	on track to deliver fourth quarter production of 57,000 BOE/d
•	returns averaging more than 30 percent in 2015 based on October strip pricing

Duvernay: Delivering compelling returns

•	repeated industry-leading drilling and completion costs of $10.4 million per well on the 15-22 multi-well pad
•	brought the 15-31 compressor station online, increasing processing capacity by 10,000 bbls/d and 50 MMcf/d
•	drilled two net wells and brought seven net wells on production
•	third quarter production of 9,300 BOE/d, up 59 and 69 percent from the second and first quarters respectively
•	expect to drill five net wells and bring six on production in the fourth quarter
•	on track to deliver fourth quarter production of 17,000 BOE/d
•	returns averaging more than 30 percent in 2015 (excluding joint venture carry) based on October strip pricing

Montney: Capital efficiency and continued liquids growth

•	strong liquids production in the Tower area, with four wells each flowing at more than 500 bbls/d of condensate within the first 30 days
•	brought nine net wells on production
•	third quarter production of 140,400 BOE/d, up three percent from the second quarter and comprising 21,800 bbls/d of liquids and 711 MMcf/d of natural gas; third quarter natural gas production was impacted by ongoing third-party transportation restrictions
•	expect to drill two net wells and bring seven on production in the fourth quarter
•	on track to deliver fourth quarter production of 146,000 BOE/d
•	the company continues to monitor ongoing third-party transportation restrictions to assess potential impact on fourth quarter natural gas production

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•	returns averaging more than 60 percent in 2015 (excluding third party capital) based on October strip pricing

Additional information on Encana’s core four assets will be available in the company’s updated corporate presentation later today. Encana’s updated 2015 guidance is available for download from

http://www.encana.com/investors/financial/corporate-guidance.html.

Encana updates its risk management program in the quarter

At September 30, 2015, Encana has hedged approximately 1,000 MMcf/d of expected October to December 2015 natural gas production using NYMEX fixed price contracts at an average price of $4.29 per thousand cubic feet (Mcf) and approximately 95 MMcf/d of expected 2016 natural gas production using fixed price contracts at an average price of $2.98 per Mcf. In addition, Encana has protection on approximately 300 MMcf/d of expected 2016 natural gas production hedged under three-way costless collars. The NYMEX three-way costless collars are a combination of a sold call, purchased put and a sold put with average prices of $3.43, $3.21 and $2.72 per Mcf, respectively. These contracts allow the company to participate in the upside of commodity prices to the ceiling of the call option and provide the company with partial downside price protection through the combination of the put options.

At September 30, 2015, Encana has hedged approximately 88.9 thousand barrels per day (Mbbls/d) of expected October to December 2015 oil production using WTI fixed price contracts at an average price of $58.09 per bbl and approximately 38.0 Mbbls/d of expected 2016 oil production at an average price of $62.83 per bbl. Encana also has protection on approximately 18.3 Mbbls/d of expected 2016 oil production hedged under three-way costless collars. The WTI three-way costless collars are a combination of a sold call, purchased put and a sold put with average prices of $63.03, $55.00 and $47.24 per bbl, respectively.

Dividend declared

On November 11, 2015, Encana’s Board of Directors declared a dividend of $0.07 per share payable on December 31, 2015, to common shareholders of record as of December 15, 2015.

Third Quarter Highlights

Financial Summary
(for the period ended September 30) ($ millions, except per share amounts)	Q3 2015	Q3 2014
Cash flow[1]	371	807
Per share diluted	0.44	1.09

Operating earnings (loss)[1]	(24)	281
Per share diluted	(0.03)	0.38

Earnings Reconciliation Summary
Net earnings (loss) attributable to common shareholders	(1,236)	2,807
After-tax (addition) deduction:
Unrealized hedging gain (loss)	107	160
Impairments	(1,066)	—
Restructuring charges	(20)	(5)
Non-operating foreign exchange gain (loss)	(212)	(218)
Gain (loss) on divestitures	(2)	2,399
Income tax adjustments	(19)	190

Operating earnings (loss)[1]	(24)	281
Per share diluted	(0.03)	0.38

1 Cash flow and operating earnings (loss) are non-GAAP measures as defined in Note 1 on page 4.

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Production Summary

(for the period ended September 30) (After royalties)	Q3 2015	Q3 2014	%Δ
Natural gas (MMcf/d)	1,547	2,199	(30)
Liquids (Mbbls/d)	140.4	104.0	35
Total production (MBOE/d)	398.3	470.6	(15)

Natural Gas and Liquids Prices

	Q3 2015	Q3 2014
Natural Gas
NYMEX ($/MMBtu)	2.77	4.06
Encana realized gas price[1] ($/Mcf)	3.71	4.03
Oil and Natural Gas Liquids ($/bbl)
WTI	46.43	97.17
Encana realized oil price[1]	49.38	90.22
Encana realized NGLs price	19.57	48.76

[1]	Realized prices include the impact of financial hedging.

A conference call and webcast to discuss the third quarter 2015 results will be held for the investment community today at 7 a.m. MT (9 a.m. ET). To participate, please dial (877) 291-4570 (toll-free in North America) or (647) 788-4919 about 10 minutes prior to the conference call. An archived recording of the call will be available from 10 a.m. MT on November 12 until 9:59 p.m. MT on November 19, 2015 by dialing (800) 585-8367 or (416) 621-4642 and entering passcode 56244231. A live audio webcast of the conference call, including slides, will also be available on Encana’s website, www.encana.com, under Invest In Us/Presentations & Events. The webcasts will be archived for 90 days.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Important Information

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The term liquids is used to represent oil, NGLs and condensate. The term liquids-rich is used to represent natural gas streams with associated liquids volumes. Certain production and financial information contained in this news release are presented in approximate figures. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

NOTE 1: Non-GAAP measures

This news release contains references to non-GAAP measures as follows:

•	Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets. Free cash flow is a non-GAAP measure defined as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.
•	Operating earnings (loss) is a non-GAAP measure defined as net earnings (loss) attributable to common shareholders excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, non-operating foreign exchange gains/losses, gains/losses on divestitures, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.

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These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations. The company believes that the discounted after-tax future net cash flows from proved reserves required to be used in the ceiling test calculation are not indicative of the fair market value of Encana’s natural gas and oil properties or the future cash flows expected to be generated from such properties.

Rates of return for a particular play or well are on a before-tax basis and are based on specified commodity prices with local pricing offsets, capital costs associated with drilling, completing and equipping a well, the Company’s field operating expenses and certain type curve assumptions.

ADVISORY REGARDING OIL AND GAS INFORMATION

Play is a term used by Encana which encompasses resource plays, geological formations and conventional plays. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

30-day initial production and other short-term rates are not necessarily indicative of long-term performance or of ultimate recovery. The conversion of natural gas volumes to barrels of oil equivalent (BOE) is on the basis of six thousand cubic feet to one barrel. BOE is based on a generic energy equivalency conversion method primarily applicable at the burner tip and does not represent economic value equivalency at the wellhead. Readers are cautioned that BOE may be misleading, particularly if used in isolation.

The disclosure regarding drilling locations is based on internal estimates. The drilling locations which Encana will actually drill will ultimately depend upon the availability of capital, regulatory and partner approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements or information (collectively, “forward-looking statements” or “FLS”) within the meaning of applicable securities legislation. FLS include, but are not limited to: expected proceeds, including cash consideration, from divestiture transactions, the use of proceeds therefrom, the expectation that the respective closing conditions will be satisfied, the timing of closing thereof and the expected impact on cash flow; the Company’s expectation that it will reduce its gathering and midstream commitments as a result of certain divestitures; expected 2015 capital investment, including increased capital investment in the Permian; expected 2015 cash flow; expected total reduction in debt and savings in gross interest expense; expected production and number of wells; the ability to manage the balance sheet and continue to improve operational innovation to increase returns and margins; increase in available production capacity as a result of upgrades to certain facilities; and the expectation of meeting the targets in the Company’s 2015 corporate guidance.

Readers are cautioned against unduly relying on FLS which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or for results to differ materially from those expressed or implied. These assumptions include, but are not limited to: the ability to satisfy closing conditions, successful closing of, and the value of post-closing and other adjustments associated with divestiture transactions; the expectation that counterparties will successfully fulfill their obligations under gathering and midstream commitments; assumptions contained in Encana’s 2015 corporate guidance and in this news release; the effectiveness of Encana’s resource play hub model to drive productivity and efficiencies; and expectations and projections made in light of, and generally consistent with, Encana’s historical experience and its perception of historical trends, including with respect to the pace of technological development, the benefits achieved and general industry expectation.

Risks and uncertainties that may affect these business outcomes include, but are not limited to: risks inherent to closing announced divestitures and adjustments that may reduce the expected proceeds and value to Encana; the ability to generate sufficient cash flow to meet the Company’s obligations; commodity price volatility; ability to secure adequate product transportation and potential pipeline curtailments; variability of dividends to be paid; timing and costs of well, facilities and pipeline construction; business interruption and casualty losses or unexpected technical difficulties; counterparty and credit risk associated with hedging contracts; risk and effect of a downgrade in credit rating, including

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access to capital markets; failure to achieve anticipated results from cost and efficiency initiatives; risks inherent in marketing operations; risks associated with technology; the Company’s ability to acquire or find additional reserves; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; risks associated with past and future divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; and other risks and uncertainties impacting Encana’s business, as described from time to time in its most recent MD&A, financial statements, Annual Information Form and Form 40-F, as filed on SEDAR and EDGAR.

Although Encana believes the expectations represented by such FLS are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above are not exhaustive. FLS in this document are made as of the date of this document and, except as required by law, Encana undertakes no obligation to update publicly or revise any FLS. The FLS contained in this document are expressly qualified by these cautionary statements.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contacts:

Brendan McCracken

Vice-President, Investor Relations

(403) 645-2978

Brendan.McCracken@encana.com

Brian Dutton

(403) 645-2285

Brian.Dutton@encana.com

Patti Posadowski

(403) 645-2252

Patti.Posadowski@encana.com

Media contacts:

Simon Scott

Vice-President, Communications

(403) 645-2526

Simon.Scott@encana.com

Jay Averill

Director, Media Relations

(403) 645-4747

Jay.Averill@encana.com

Doug McIntyre

Sr. Advisor, Media Relations

(403) 645-6553

Doug.McIntyre@encana.com

SOURCE: Encana Corporation

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